SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 19)*

AMAZON.COM, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01

(Title of Class of Securities)

023135 10 6

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023135 10 6	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Jeffrey P. Bezos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 80,895,912
	6	SHARED VOTING POWER 6,822
	7	SOLE DISPOSITIVE POWER 80,895,912
	8	SHARED DISPOSITIVE POWER 6,822
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,902,734
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

This Amendment No. 19 to Schedule 13G relates to Amazon.com, Inc., a Delaware corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 410 Terry Avenue North, Seattle, WA 98109-5210.

Item 2(a).	Name of Person Filing:

This Amendment No. 19 to Schedule 13G relates to Jeffrey P. Bezos.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of the reporting person is 410 Terry Avenue North, Seattle, WA 98109-5210.

Item 2(c).	Citizenship:

Mr. Bezos is a United States citizen.

Item 2(d).	Title of Class of Securities:

This Amendment No. 19 to Schedule 13G relates to the Company’s common stock, par value $.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

The CUSIP Number for the Company’s Common Stock is 023135 10 6.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The following describes the ownership of Common Stock by Mr. Bezos as of December 31, 2016:

(a)	Amount beneficially owned: 80,902,734

(b)	Percent of class: 17.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 80,895,912

(ii)	Shared power to vote or to direct the vote: 6,822[1]

(iii)	Sole power to dispose or to direct the disposition of: 80,895,912

(iv)	Shared power to dispose or to direct the disposition of: 6,822[1]

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Page 3 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

[1]	These shares are held with Mr. Bezos’ wife in a joint brokerage account.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2017

/s/ Jeffrey P. Bezos
Name: Jeffrey P. Bezos

Page 5 of 5 Pages